                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated December 10, 2003


                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


                  Form 20-F       x                  Form 40-F ________
                             -----------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes ________                      No       x
                                                    ------------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    2003/12/10
                                        Chunghwa Telecom Co., Ltd.



                                     By:     /s/   Hank H. C. Wang
                                            -----------------------------------
                                     Name:  Hank H. C. Wang
                                     Title: Senior Managing Director
                                            Finance Department

                                     Exhibit

Exhibit           Description

   1 Announcement on 2003/11/12: Chunghwa Telecom acquired Broadband Network Information System expansion equipments from Everelite Technology Co., Ltd. Total cost was NT$557,716,734.
   2 Announcement on 2003/11/18: Chunghwa Telecom acquired BCN Router Module etc. from Nortel Networks (Asia) Limited Taiwan Branch in the past one year. Total cost was NT$614,582,447.
   3     Announcement on 2003/12/09: Novermber 2003 sales

                                                                       EXHIBIT 1

Chunghwa Telecom acquired Broadband Network Information System expansion equipments from Everelite Technology Co., Ltd.
Total cost was NT$557,716,734.

Date of events:2003/11/12
Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Broadband Network Information System expansion equipments.
2.  Date of the occurrence of the event: 2002/11/13~2003/11/12
3. Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:Total trasaction price was NT$557,716,734.
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Everelite Technology Co., Ltd.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N.A.
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:N.A.
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N.A.
8. Terms of delivery or payment (including payment period and monetary amount):In accordance to the contract.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance to the government procurement law.
10. Name of the professional appraisal institution and its appraisal amount:N.A.
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N.A.
12. Is the appraisal report price a limited price or specific price?:N.A.
13. Has an appraisal report not yet been obtained?:N.A.
14. Reason an appraisal report has not yet been obtained:N.A.
15. Broker and broker's fee:N.A.
16. Concrete purpose or use of the acquisition or disposition:Telecom material.
17. Do the directors have any objection to the present transaction?:No.
18. Any other matters that need to be specified:None.

                                                                    EXHIBIT    2

Chunghwa Telecom acquired BCN Router Module etc. from Nortel Networks (Asia) Limited Taiwan Branch in the past one year. Total cost was NT$614,582,447.

Date of events:2003/11/18
Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):BCN Router Gigabit Ethernet Module etc.
2.  Date of the occurrence of the event:2002/11/19~2003/11/18
3. Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:Total trasaction price NT$ NT$614,582,447.
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nortel Networks(Asia) Limited Taiwan Branch.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N.A.
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times:N.A.
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N.A.
8. Terms of delivery or payment (including payment period and monetary amount):In accordance to the contract.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance to the government procurement law.
10. Name of the professional appraisal institution and its appraisal amount:N.A.
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N.A.
12. Is the appraisal report price a limited price or specific price?:N.A.
13. Has an appraisal report not yet been obtained?:N.A.
14. Reason an appraisal report has not yet been obtained:N.A.
15. Broker and broker's fee:N.A.
16. Concrete purpose or use of the acquisition or disposition:Telecom material.
17. Do the directors have any objection to the present transaction?:No.
18. Any other matters that need to be specified:None.

                                                                    EXHIBIT    3


                                  Chunghwa Telecom

                                  December 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2003

1)  Sales volume (NT$ Thousand)

---------------------------------------------------------------------------------------------
   Period            Items              2003           2002          Changes           %
---------------------------------------------------------------------------------------------
November         Invoice amount      17,185,974      16,969,259       216,715        1.28%
---------------------------------------------------------------------------------------------
Jan-November     Invoice amount     192,722,559     190,183,221     2,539,338        1.34%
---------------------------------------------------------------------------------------------
November         Net sales           15,042,434      14,670,288       372,146        2.54%
---------------------------------------------------------------------------------------------
Jan-November     Net sales          163,775,488     161,116,652     2,658,836        1.65%
---------------------------------------------------------------------------------------------

2)  Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------
                                     Balance as of period end
------------------------------------------------------------------------------------------------
                              This Month           Last Month             Limit of lending
------------------------------------------------------------------------------------------------
CHT                                       0                    0                              0
------------------------------------------------------------------------------------------------
CHT's subsidiaries                        0                    0                              0
------------------------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                               Change in This Month   Balance as of period end   Limit of endorsements
-------------------------------------------------------------------------------------------------------
CHT                                               0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries                                0                          0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                                0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                                           0                       0
-------------------------------------------------------------------------------------------------------
CHT endorses for PRC companies                                               0                       0
-------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                                 0                       0
-------------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------

b   Trading purpose : None